PLAN OF EXCHANGE BETWEEN

MH&SC, Inc.

AND

My Health and Safety Supply Company, LLC

THIS PLAN OF EXCHANGE ("plan") dated as of October 26, 2006, adopted and made by and between MH&SC, Inc., a Delaware corporation having its registered office at 37046 Teal Ct., Selbyville, DE 19975 ("exchangor corporation"), and My Health and Safety Supply Company, an Indiana limited liability company, having its registered office at 8003 Castleway Drive, Suite 200, Indianapolis, IN 46250 ("exchangee entity").

WITNESSETH:

WHEREAS, exchangor corporation is a corporation organized and existing under the laws of the state of Delaware, the authorized capital stock of which consists of 1,000,000,000 shares of common stock ("exchangor corporation common stock"), and 20,000,000 shares of preferred stock (“exchangor corporation preferred stock”) of which at the date hereof 15,000,000 shares of common stock are issued and outstanding; and

WHEREAS, exchangee entity is a limited liability company organized and existing under the laws of the state of Indiana; and

WHEREAS, the board of directors of exchangor corporation and members of exchangee entity deem the acquisition of exchangee entity member interests by exchangor corporation, under and pursuant to the terms and conditions herein set forth, desirable and in the best interests of the respective entities and their respective shareholders and members. The board of directors of Exchangor Corporation and the members of exchangee entity have adopted and approved this Plan of Exchange on the date set forth below;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I.

Exchange

Subject to the terms and conditions of this plan, on the effective date (as defined in article III), exchangor corporation shall acquire all of the interests of exchangee entity pursuant to the provisions of, and with the effect provided in, Indiana Business Corporation Law (said transaction being hereinafter referred to as the "exchange").

ARTICLE II.

Exchange of shares

(A) Exchangor shall exchange One Million (1,000,000) shares of its common stock and pay the collective members of Exchangee, in immediately available funds at closing, the aggregate amount of One Hundred Thousand Dollars ($100,000.00 US) for all member interest of My Health and Safety Supply Company, an Indiana limited liability company, to be distributed pro rata to the members based upon their percentage interest in Exchangee.

(B) The closing of the transactions contemplated by this agreement (the "closing") shall take place at 253 South Limestone Street, Lexington, KY at 2 P.M. on October 26, 2006.

Exchangee shall deliver to Exchangor all member interests in proper form for transfer, free of any notation of any adverse claims, conveying to Exchangor good and marketable title to the interests, free and clear of all liens, claims, charges, pledges, rights, and encumbrances of any nature whatsoever;

(C) No person or entity is entitled to any brokerage or finder's fee or commission or other like payment in connection with the negotiations relating to or the transactions contemplated by this agreement, based on any agreement, arrangement, or understanding with (a) the corporations or any of the corporations, respective officers, directors, members, agents, or employees, or shareholders.

(F) No exchange under paragraph (A) of this article II shall be made in respect of any stock or interest to which a shareholder or member has elected to exercise dissenters' rights until such time as such shareholder or member shall have effectively lost his or her dissenters' rights.

ARTICLE III.

Effective Date of the Exchange

The exchange shall become effective on the date of execution.

ARTICLE IV.

Further Assurances

If at any time the exchangor corporation shall consider or be advised that any further assignments, conveyances, or assurances are necessary or desirable to vest, perfect, or confirm in the exchangor corporation title to any property or rights of exchangee entity, or otherwise carry out the provisions hereto, the proper officers and directors of exchangee entity as of the effective date, and thereafter the officers of the exchangor corporation acting on behalf of exchangee entity, shall execute and deliver any and all proper assignments, conveyances, and assurances, and do all things necessary or desirable to vest, perfect, or confirm title to such property or rights in exchangor corporation and otherwise carry out the provisions hereof.

ARTICLE V.

Miscellaneous

(A) This plan may be amended or supplemented at any time by mutual agreement of exchangee entity and exchangor corporation. Any such amendment or supplement must be in writing and approved by their respective boards of directors.

(B) The headings of several articles herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this plan.

(C) For the convenience of the parties hereto and to facilitate the filing and recording of this plan, it may be executed in several counterparts, each of which shall be deemed the original, but all of which together shall constitute one and the same instrument.

(D) This plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed in such jurisdiction.

(E) IN CONNECTION WITH THE ISSUANCE OF EXCHANGE ISSUER’S SHARES UNDER THE PLAN: Contributors represent, warrant, agree and acknowledge that the Shares (i) have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or regulatory body, (ii) are being offered and sold in reliance upon exemptions from the requisite requirements of the Securities Act and such laws, (iii) may not be transferred or resold except without registration under such laws unless an exemption is available and are further subject to restrictions set forth in section 2.a above; AND THAT (iv) they are acquiring the Shares solely for investment purposes, and not with a view toward, or for sale in connection with, any distribution thereof, (ii) they have received and reviewed any such information as Contributors deem necessary to evaluate the merits and risks of the exchange of Units for Shares, and (iii) they have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the exchange of Units for Shares, including, without limitation, a complete loss of the investment.

IN WITNESS WHEREOF, the parties hereto have caused this plan to be executed in counterparts by their duly authorized officers all as of the day and year first above written.

SIGNATURES FOR EACH ENTITY

EXCHANGOR CORPORATION: MH&SC, Inc. By: /s/ Cory Heitz Cory Heitz, Chief Executive Officer
EXCHANGEE MEMBERS: /s/ Bradley Thomas Bradley Thomas /s/ Mark Rupp Mark Rupp /s/ Timothy Faust Timothy Faust /s/ Lee Melchi Lee Melchi /s/ Gary Nead MTG, LLC